UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

(Amendment No. 5)*

SILVER BULL RESOURCES, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
591257100
(CUSIP Number)
December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591257100

1	NAMES OF REPORTING PERSONS: Coeur Mining, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 591257100

This statement on Schedule 13G/A (this “Statement”) is being filed by Coeur Mining, Inc. (“Coeur”) to amend its Schedule 13G originally filed on June 3, 2011 and amended December 13, 2011, September 10, 2014, February 12, 2016, and February 13, 2017 and relates to the shares of common stock, par value $0.01 per share (“Common Stock”) of Silver Bull Resources, Inc. (“Silver Bull”), a Nevada corporation.

Item 1(a).    Name of Issuer:

Silver Bull Resources, Inc.

Item 1(b).    Address of Issuer’s Principal Executive Offices:

777 Dunsmuir Street, Suite 1610
Vancouver, B.C. V7Y 1K4

Item 2(a).    Name of Persons Filing:

Coeur Mining, Inc.

Item 2(b).    Address of Principal Business Office, or if None, Residence:

The principal business address for Coeur Mining, Inc. is as follows:

104 S. Michigan Ave., Suite 900
Chicago, Illinois 60603

Item 2(c).    Citizenship:

Delaware

Item 2(d).    Title of Class of Securities:
Common Stock, par value $0.01 per share

Item 2(e).    CUSIP Number:
591257100

CUSIP No. 591257100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.    Ownership.

(a)Amount beneficially owned:

As of December 31, 2017, Coeur may be deemed to be the beneficial owner of an aggregate of zero shares of Common Stock, representing 0.0% of Silver Bull’s outstanding Common Stock, Silver Bull’s only outstanding class of voting securities.

(b)    Percent of class:

0.0% (based on 199,459,967 shares of Common Stock outstanding, as reported in Silver Bull’s Annual Report on Form 10-K filed January 17, 2018)

(c)    Number of shares as to which the person has:
(i)    Sole power to vote or to direct the vote:
-0-
(ii)    Shared power to vote or to direct the vote:
-0-
(iii)    Sole power to dispose or to direct the disposition of:
-0-
(iv)    Shared power to dispose or to direct the disposition of:
-0-

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of December 31, 2017 and the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

☒
.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

Not Applicable.

Item 9.    Notice of Dissolution of Group.

Not Applicable.

CUSIP No. 591257100

Item 10.    Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 591257100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018

COEUR MINING, INC.

By: /s/ Peter C. Mitchell
Name: Peter C. Mitchell
Title: Senior Vice President and Chief Financial Officer